UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                              Equidyne Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.10 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29442R105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Michael J. Smith
                              c/o MFC Bancorp Ltd.
      Floor 21, Millenium Tower, Handelskai 94-96, A-1200, Vienna, Austria
                            Telephone (431) 240-25102
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                September 9, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

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                                                               Page 2 of 4 Pages

CUSIP  No.     29442R105
-------------            ---------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

           MFC  BANCORP  LTD.
       -------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)  [  ]
       (b)  [  ]

3)     SEC  Use  Only
                       ---------------------------------------------------------

4)     Source  of  Funds     N/A
                          ------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization     YUKON  TERRITORY,  CANADA
                                                 -------------------------------

       Number  of               (7)  Sole  Voting  Power     485,944
       Shares  Bene-                                      ----------------------
       ficially                 (8)  Shared  Voting  Power     0
       Owned  by                                            --------------------
       Each  Reporting          (9)  Sole  Dispositive  Power      485,944
       Person                                                  -----------------
       With                    (10)  Shared  Dispositive  Power     0
                                                                 ---------------

11)     Aggregate Amount Beneficially Owned by Each Reporting Person   485,944
                                                                      ----------

12)     Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

        ------------------------------------------------------------------------

13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)    3.24%
                                                                    ------------

14)     Type  of  Reporting  Person     CO
                                     -------------------------------------------

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                                                               Page 3 of 4 Pages

This Amendment No. 3 to Schedule 13D (the "Amendment") relates to shares of common stock, par value $0.10 per share (the "Shares") of Equidyne Corporation (the "Corporation"). This Amendment is filed on behalf of MFC Bancorp Ltd. ("MFC"). MFC operates in the financial services segment and has an address at Floor 21, Millenium Tower, Handelskai 94-96, A-1200, Vienna, Austria. See Item 6 on page 2 of this Schedule 13D/A for the jurisdiction of organization of MFC. This Amendment modifies the original Schedule 13D filed by MFC on May 2, 2003
(the  "Original  13D").

The principal executive offices of the Corporation are located at Suite 1620, 400 Burrard Street, Vancouver, B.C., Canada, V6C 3A6.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

Item  5  of  the  Original  13D  is  hereby  amended  by  adding  the following:

As reported in the Original 13D, on April 29, 2003 MFC was granted the authority to direct the voting of all shares of the Corporation held by Concord Effekten AG ("Concord") at the 2003 annual meeting of stockholders of the Corporation (the "Annual Meeting") pursuant to an agreement between MFC and Concord (the "Voting Agreement"). The Voting Agreement was attached as Exhibit 1 to the Original 13D. On the effective date of the Voting Agreement, Concord and MFC respectively owned 1,304,133 and 100 shares of the Corporation. The Voting Agreement granted MFC an option to purchase up to 485,844 of Concord's shares of the Corporation (the "Option").

As a result of its power to vote Concord's shares at the Annual Meeting, MFC was deemed to have beneficial ownership of such shares. MFC exercised voting power over all 1,304,133 shares of the Corporation owned by MFC and Concord at the Annual Meeting on September 9, 2003.

Because the Voting Agreement gave MFC voting control over all shares of the Corporation held by Concord only up to and including the Annual Meeting, MFC's power to direct the voting of such shares expired at the conclusion of the Annual Meeting on September 9, 2003. MFC no longer exercises voting control over the 818,189 shares of the Corporation still owned by Concord. On August 29, 2003, MFC gave irrevocable notice of intent to exercise the Option, which MFC reported on Amendment No. 2 to the Original 13D, filed on September 2, 2003. MFC's beneficial ownership of shares of the Corporation therefore consists of the 485,944 shares of the Corporation owned by MFC.

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                                                               Page 4 of 4 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           MFC  BANCORP  LTD.

                                   By:  /s/ Roy Zanatta
                                 --------------------------------------
                                              (Signature)

                                        Roy  Zanatta,  Secretary
                                 --------------------------------------
                                          (Name  and  Title)

                                         September  19,  2003
                                 --------------------------------------
                                                 (Date)